

OFFERING MEMORANDUM

facilitated by



Gardenwalk Terrace, Inc

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Gardenwalk Terrace, Inc
State of Organization	CA
Date of Formation	11/25/2019
Entity Type	Corporation
Street Address	400 West Disney Way, Anaheim CA, 92801
Website Address	https://artist-row.com/

(B) Directors and Officers of the Company

Key Person		Ichen Tu
Position with the Company		
	Title	President
	First Year	2019
Other business experience (last three years)		Irene has extensive experience in the hospitality industry, particularly in operations and marketing. She has over 8 years of experience as Director of Operations for Copper Door, where she has implemented new strategies and guidelines for staff. Her efforts have led to Copper Door becoming the leading nightlife venue in Orange County, with a significant increase in revenue year over year.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Ichen Tu	100%

(D) The Company's Business and Business Plan

Team Experience

The team behind Artist Row is a highly talented and experienced group of individuals, each with a proven track record of innovation and excellence in the hospitality and nightlife industry. Their expertise will be instrumental in shaping the overall vision and aesthetic of Artist Row, and their passion for art, culture, and hospitality is evident in every aspect of the project.

Podcast Studio

The podcast studio at Artist Row will be a game-changer for content creation, providing a state-of-the-art space for podcasters, streamers, and content creators to produce and shoot various types of original content. With the latest technology and equipment, the studio will enable artists to bring their visions to life and reach a wider audience.

Production Studio

The production studio at Artist Row is a state-of-the-art facility that allows for instant content creation and post-production work, enabling real-time social media engagement and live streaming. The studio is equipped with the latest technology and software to provide content creators and artists with everything they need to produce various types of original content.

- High-quality cameras and equipment for professional-grade video and audio recording.

- Green screen technology for virtual backgrounds and special effects.

- Advanced editing software for post-production work.

- A dedicated team of professionals to assist with all aspects of production, including scripting, storyboarding, and production management.

- Live Streaming capabilities for real-time engagement with audiences.

Art Gallery

The art gallery at Artist Row is a fresh take on a traditional museum experience. It's an outdoor gallery that features a diverse range of traditional and digital art from around the world. The space is designed to provide an ambiance of food and music, allowing visitors to appreciate the art in a relaxed and immersive environment. Key features of the gallery include:

- A hybrid space that showcases both traditional and digital (NFT) art

- A diverse range of art from artists around the world

- An outdoor space that promotes a relaxed and immersive experience

- An ambiance of food and music that elevates the overall experience

- A unique take on the traditional museum experience that celebrates creativity and innovation.

Event Space

The event space at Artist Row is a versatile and unique outdoor venue that stretches over 6000 sq/ft, featuring a full stage, a 20 ft LED video wall, a full bar, and a spacious lounge and cabana. It is the perfect location for festivals, private events, and brand activations. With an innovative modular design, the layout, look, and feel of the space can be easily changed to create a unique and immersive experience.

- Full stage for live performances

- 20 ft LED video wall for stunning visuals

- Full bar serving a variety of beverages

- Spacious lounge and cabana for relaxation

- Innovative modular design for customization

- Located in close proximity to the Anaheim Convention Center, the event space is perfect for hosting private events and brand activations during conventions and other events

Beer Garden

The beer garden at Artist Row is a perfect spot to relax and unwind, offering an impressive selection of brews from some of the best breweries in Anaheim. Located within the 20,000 sq/ft outdoor arts and food venue, the beer garden provides a unique and immersive experience for visitors. Some of the key features of the beer garden include:

- A spacious outdoor setting

- An impressive selection of brews from some of the best breweries in Anaheim

- Live music and entertainment to enjoy while sipping on your favorite beer

- A relaxed and inviting atmosphere

- A perfect spot to gather with friends or meet new people

- A great way to experience the art and culture scene in Anaheim while enjoying a cold beer.

Location

Artist Row is an incredible outdoor arts and food venue located in Anaheim, California. Its prime location places it next to some of the most popular attractions in the area, including the Anaheim Convention Center for private events, House of Blues, and Disneyland. With a diverse and vibrant community of locals and tourists, Anaheim is the perfect location for Artist Row to bring together artists, foodies, content creators, and music lovers from all walks of life. This revolutionary outdoor arts and food venue will celebrate diversity, promote inclusivity, and showcase traditional and digital art from around the world in a unique and unforgettable setting.

- Artist Row is located in Anaheim, California, right next to popular attractions such as Disneyland, Anaheim Convention Center, and House of Blues.

- The outdoor venue is over 20,000 sq/ft and is easily accessible by foot, car, or public transportation.

- The location is ideal for attracting both locals and tourists who are looking for a unique and immersive arts and culture experience.

- Artist Row serves a diverse and creative community of artists, foodies, content creators, and music lovers from all walks of life.

- The project promotes inclusivity, celebrates diversity, and pushes the boundaries of what's possible in the arts and culture scene.

- The community is passionate about inspiring and connecting artists and fans and is committed to creating unforgettable experiences for everyone who visits Artist Row.

- With its hybrid art gallery, food hall, recording/podcasting studios, and event space, Artist Row offers something for everyone and appeals to a broad range of interests and tastes.

Food Hall

The food hall at Artist Row is a unique dining experience that features six rotating kitchens, a mini-mart, and a brand immersive space. Each kitchen offers a different cuisine, and the themes and cuisines change throughout the seasons to keep things fresh and exciting. The space also features merch and retail space, allowing visitors to take home a piece of the Artist Row experience. The food hall is just one part of this incredible project, which also includes an outdoor arts gallery, recording/podcasting studios, and an event space. With its focus on creativity, inclusivity, and innovation, Artist Row is set to revolutionize the arts and culture scene in Anaheim.

- Six rotating kitchens

- Retail space and merchandise available

- Themes and cuisines change throughout seasons

- Part of larger project including arts gallery, recording/podcasting studios, and event space.

Artist Row is a project of passion for art, culture, and hospitality.

A vision to create a space that would inspire and connect artists and fans from all walks of life. To create an outdoor arts and food venue that would showcase the best of traditional and digital art, offer a range of culinary experiences, and provide a platform for content creators and artists to produce original content.

This project is more than just a space for artists to showcase their work - it's a community, a celebration of creativity, and a chance to support local artists who could be your friends or family.

In today's digital world, traditional art forms can sometimes be overlooked or undervalued. By investing in Artist Row, you're not only supporting local artists and giving them a platform to showcase their work, but you're also helping to keep traditional art alive in a world that's increasingly focused on digital media.

But it's not just about the art - it's about the people behind it. Our community is made up of passionate, talented individuals who pour their heart and soul into their craft. By investing in

Artist Row, you're supporting a community of artists who are dedicated to making the world a more beautiful and inspiring place.

At Artist Row, we believe that art is a powerful force for good. It has the ability to inspire, connect, and transform us in ways that nothing else can. By investing in this project, you're not just investing in a space - you're investing in the power of art to bring people together and celebrate what it means to be human.

So, if you're looking for an investment opportunity that's not just about the bottom line, but also about making a positive impact on the world, consider investing in Artist Row. Join our community of passionate, creative individuals and help us make the world a more beautiful and inspiring place.

For The Arts....

Welcome to Artist Row - a revolutionary outdoor arts and food venue that is set to transform the arts and culture scene in Anaheim. Our space is not just a project, it's a movement, a community, and a celebration of creativity and culture.

At Artist Row, we're creating a unique platform for emerging artists, chefs, and content creators to showcase their talents and connect with a diverse community of art lovers, foodies, and music enthusiasts. Our hybrid art gallery, food hall, recording/podcasting studios, and event space are designed to inspire, connect, and uplift artists and fans from all walks of life.

By supporting Artist Row, you're not only investing in a one-of-a-kind project, but you're also supporting local artists and promoting inclusivity and diversity in the arts and culture scene. You're helping us celebrate the lost art of physical, traditional art in a digital world, and giving a voice to emerging artists who deserve to be seen and heard.

We believe that art has the power to transform lives and bring people together. By investing in Artist Row, you're becoming a part of a community that is dedicated to celebrating creativity and culture, and fostering a sense of connection and community. You're supporting a space that is not only about art, but also about building a better world.

So if you're passionate about supporting local artists, celebrating the human artform, and making a difference in your community, we invite you to join us at Artist Row. Together, we can create something truly special that will inspire and connect generations to come. Thank you for your support.

The Team

Irene Tu, Director

Irene has extensive experience in the hospitality industry, particularly in operations and marketing. She has over 8 years of experience as Director of Operations for Copper Door, where she has implemented new strategies and guidelines for staff. Her efforts have led to Copper Door becoming the leading nightlife venue in Orange County, with a significant increase in revenue year over year.

Prior to her role at Copper Door, Irene served as the Director of Marketing for the Westfield Corporation, a multinational conglomerate. Her experience in marketing has likely contributed to her success at Copper Door, where she has been able to develop effective marketing strategies to increase revenue.

Irene holds a degree from the University of Taiwan and an MBA from the University of Massachusetts, which indicates that she has a solid educational foundation and has likely developed strong analytical and strategic skills. Her combination of education and experience makes her a valuable asset in the hospitality industry.

Evan Kinard, Director

Evan Kinard is a seasoned professional with over 14 years of experience in the IT and Engineering fields. He currently serves as the Director of Innovations and Technology at N360 Group, where he brings his innovative mind to the table. Evan is also the President of Killed With Kindness, a multimedia production company he founded in 2017 that focuses on creating high-energy, emotional content for live events and corporate and manufacturing verticals. He is a Chapman University alumnus and has filmed hundreds of DJs, entrepreneurs, speakers, weddings, businesses, and individuals in over 11 countries. Evan prides himself on delivering the impossible and promises to provide a one-of-a-kind, crazy immersive experience all the time.

Alvin Oh, Director

Alvin Oh is a visionary leader with a passion for innovation and creativity. As the CEO of N360 Group and Creative Director of Artist Row, he brings a wealth of experience and expertise to the hospitality and entertainment industries. With a track record of success in launching and scaling businesses, Alvin is committed to pushing the boundaries of what's possible and creating unforgettable experiences for customers. His ability to think outside the box and see beyond the present moment is reflected in N360 Group's other brands, such as Copper Door and Nightlife360. With his focus on innovation and creativity, Alvin is a true asset to any team and a driving force behind the success of Artist Row.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$200,000
Offering Deadline	October 20, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$1,235,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction	$186,500	$1,151,637
Mainvest Compensation	$13,500	$83,362.5
TOTAL	$200,000	$1,234,999.5

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 6.2%[2]
Payment Deadline	2028-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.09%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 6.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$200,000	1.0%
$458,750	2.3%
$717,500	3.6%
$976,250	4.9%
$1,235,000	6.2%

[3] To reward early participation, the investors who contribute the first $160,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $160,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Equity Intereests
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	100%
How these securities differ from the revenue sharing notes being offered to investors	The Equity Interests represent ownership interests in the Company, whereas the Promissory Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Ichen Tu	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
N360 Investments, LLC	$2,000,000	8%	01/31/2028	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

As a new venture, Artist Row faces financial milestones and operational, liquidity, and other challenges. The projected financials show steady revenue growth from $9.5 million in 2024 to $12.2 million in 2029, with a corresponding increase in expenses from $3.9 million to $4.2 million over the same period. Net profit is expected to range between $3.6 million and $4.9 million annually, with gradual growth over time.

These financial projections are subject to risks and uncertainties, including the challenges of establishing a new brand, attracting and retaining customers, and managing expenses. As a result, these financials may not be representative of future performance, and investors should exercise caution when considering an investment in Artist Row.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$9,100,404	$9,852,796	$10,370,687	$11,065,709	$11,653,514
Cost of Goods Sold	$739,840	$1,067,969	$1,123,757	$1,191,625	$1,253,271
Gross Profit	$8,360,564	$8,784,827	$9,246,930	$9,874,084	$10,400,243
EXPENSES					
Rent	$93,000	$98,280	$103,194	$108,353	$113,771
Wages	$426,944	$877,451	$894,544	$910,431	$928,018
Payroll taxes	$20,532	$90,949	$91,450	$92,012	$92,641
Utilities	$200,000	$215,800	$232,886	$254,996	$279,524
CAM	$12,144	$12,249	$12,357	$12,467	$12,579
Office supplies	$4,800	$5,040	$5,292	$6,085	$6,998
Workmen's Compensation	$10,266	$45,362	$45,481	$45,607	$45,740
Building insurance	$93,600	$98,280	$103,194	$108,353	$113,771
Fees and permits	$20,000	$20,000	$20,000	$20,000	$20,000
Accounting	$8,400	$8,400	$8,400	$8,400	$8,400
Credit card transaction charges	$44,640	$143,035	$148,759	$158,680	$165,625
Miscellaneous expense	$48,627	$89,970	$92,659	$97,100	$100,303
Rev Share 20%	$2,458,140	$2,584,071	$2,716,752	$2,856,589	$3,004,017
Operating Profit	$4,919,471	$4,495,940	$4,771,962	$5,195,011	$5,508,856

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$205,936.00	$44,286.00
Cash & Cash Equivalents	$205,936.00	$26,811.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$936,335.00	$140,704.00
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$-765,981.00	$-157,918.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V